Reply Attention of Direct Tel. EMail Address Our File No.	Jonathan C. Lotz 604.643.3150 jcl@cwilson.com 32051-0003 / CW1652053.3

February 15, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 2050549
USA

Attention:	Donna Levy, Esq.
Division of Corporation Finance

Dear Sirs:

Re:	MegaWest Energy Corp. (the "Company")
Amendment No. 2 to Form F-1
File No. 333-145870
Filed December 31, 2007
(the "Form F-1")

We write further to the letter of the Securities and Exchange Commission (the "Commission") dated January 18, 2008, in respect of the Form F-1 (the "Comment Letter").

The Company has reviewed the Commission’s comments and has made various revisions to its disclosure in the Form F-1. We enclose herewith four blacklined copies of Amendment No. 3 to the Form F-1 (the "Form F-1/A").

For ease of reference, we have reproduced below (in italics) the various comments from the Comment Letter. The Company’s response to each comment is set out below each comment.

Form F-1

General

1.	We note your response to our prior comment 2 and reissue it. Because the investor has not yet purchased the units underlying the unit rights or the broker’s warrants, it does not

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

have market risk for the stock underlying either security. As a result, you cannot register for resale the common stock underlying these securities at this time.

In respect of the 550,000 unit rights referenced in the Form F-1, we note as follows: (a) on January 5, 2008, PowerOne Capital Markets Limited exercised its rights to acquire 180,000 units at US$0.50 per unit (each unit consisting of one share of the Company’s common stock and one-half of one common share purchase warrant exercisable at US$1.00 per share until July 5, 2008); (b) in respect of these units, the Form F-1/A registers the 180,000 shares of common stock and 90,000 shares of common stock underlying the warrants; and (c) the Company has elected not to register the remaining 375,000 unit rights under the Form F-1/A and has removed reference to them from the Form F-1/A.

2.

We note that you have included your results of operations for the period ended October 31, 2007. Please ensure that you have made corresponding changes throughout the Form F-1, as appropriate. We note for example that the information in paragraphs numbered 3 and 4 in the Related Party Transactions section on page 47 has not been updated through October 31, 2007.

The Company has revised its disclosure in the Form F-1/A to update the relevant financial information to October 31, 2007. Specifically, the amounts in paragraph 3 on page 48 of the Form F-1/A have been updated to October 31, 2007.

Prospectus Summary

Our Business, page 7

3.

We note your response to our prior comment 2. Make clear whether any further shareholder action would be required to be organized under Alberta law. Also disclose how long their approval remains valid for this purpose. We may have additional comments.

Effective February 12, 2008, the Company was continued into the Province of Alberta and ceased to be a company organized under the laws of the Province of British Columbia. Accordingly, the Company’s disclosure in the Form F-1/A has been revised so as to only refer to the provisions of the Business Corporations Act (Alberta) and the charter documents of the Company pursuant thereto, namely: the articles of continuance and by-law no. 1.

Liquidity and Capital Resources, page 32

Investing Activities, page 32

4.	Please expand your discussion of cash used in investing activities to more fully describe the payments made for capital expenditures incurred on your oil and gas projects and corporate capital costs.

The Company has expanded its discussion of cash used in investing activities on page 32 of the Form F-1/A to more fully describe its capital expenditures by including the following information:

"Cash used in investing activities was $7,786,272 for the six months ended October 31, 2007 and included expenditures of $8,833,712 incurred on our oil and gas projects and corporate capital costs as follows:

•	$1,597,642 on the Chetopa project for facility commissioning and completion;
•

$1,526,112 on the Deerfield Missouri project for lease acquisition, geological and geophysical activities, drilling costs associated with completing a fifteen well exploration program and facilities costs for the Marmaton River thermal demonstration project;

•	$2,105,111 on the Kentucky Reserves project for lease rentals, geological and geophysical activities and costs associated with completing an eight well exploration program;
•	$2,909,995 on the Trinity Sands project for geological and geophysical activities and costs to date associated with a seven well exploration program;
•	$371,009 for the cash consideration paid for the acquisition of the Montana Big Sky project; and
•	$323,843 for other expenditures on oil and gas and office equipment.

Cash used in investing activities was $6,932,653 for the year ended April 30, 2007 and included expenditures of $7,274,445 as follows:

•	$4,244,360 for the acquisitions of the Chetopa, Deerfield Missouri, Kentucky Reserves and Trinity Sands projects;
•	$836,875 for capital expenditures on oil and gas assets, primarily for the Chetopa project, and other equipment;
•	$1,851,960 for an investment in our Trinity Sands project joint venture partner Energy Finders; and
•	$341,250 cash deposited in trust as contingent consideration for the Deerfield Missouri acquisition."

Memorandum and Articles of Association, page 75

5.

We note your response to our prior comment 11. Since you do not intend to continue under Alberta law for the foreseeable future, and to aid an investor’s understanding, please revise your disclosure so that your discussion of the proposed bylaws is under a separate caption.

Please see our response to comment 3 above.

Differences between British Columbia and Alberta Business Corporations Acts, page 77

6.	Add an explanation at the beginning of this section that you do not intend to continue under Alberta law for the foreseeable future.

Please see our response to comment 3 above.

Interim Consolidated Financial Statements, page 94

Consolidated Balance Sheets, page 95

7.	Please clarify that the balance sheet as of April 30, 2007 is audited.

The disclosure on page 92 of the Form F-1/A has been revised to identify the balance sheet as of April 30, 2007, referenced thereon as being "audited".

We trust that you will find the above and enclosed in order. If you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jonathan Lotz

Jonathan C. Lotz

JCL/jcl

Encl.

MegaWest Energy Corp. - Exhibit

cc:	MegaWest Energy Corp. Attention: George T. Stapleton, II